November 15, 2004


Via Facsimile (312) 993-9767 and U.S. Mail

Michael D. Levin, Esq.
Latham & Watkins LLP
233 South Wacker Drive, Suite 5800
Chicago, IL  60606

Re:	Manor Care, Inc.
      Schedule TO-I filed November 3, 2004
      File No. 5-42240

Dear Mr. Levin:

      We have the following comments on the above-referenced filing.

Item 10.  Financial Statements

1. We note that you incorporate by reference the financial information required by Item 1010(a) of Regulation M-A. However,
Item 1010(c) of Regulation M-A requires that at least a summary of that information be disseminated to note holders. See Instruction
6 to Item 10 of Schedule TO and Regulation M-A telephone
Interpretation H.7 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. Please revise to include at least the summary financial information required by Item 1010(c) and advise the staff as to how the company intends to disseminate the information.

Exhibit (a)(1)(i) - Offer to Exchange

2. As currently drafted, your offer is scheduled to expire in 19 business days. Please revise your offer so that it remains open for at least 20 business days in accordance with Rule 14e-1(a), noting that there are two federal holidays during your offer period.

Special Note Regarding Forward-Looking Statements, page iv

3. You indicate that you make no commitment to revise or update the forward-looking statements contained in your offer document. This statement seems inconsistent with your obligations to revise the offer materials to reflect any material changes in the information disseminated to note holders. See Rule 13e-4(e)(3). Please revise or delete.

Summary, page 1

4. We note under "Expiration Date" that you reserve the right to terminate the offer in your sole discretion. Please advise or revise this disclosure so note holders can objectively verify the bases upon which you may terminate the offer. By reserving the absolute right to reject all tendered notes without setting out any objective criteria by which you will make this decision, the offer may appear to be an illusory offer.

Terms of the Offer; Period for Tendering, page 29

5. Your disclosure indicates that you will make a public announcement by issuing a press release to PR Newswire. Please be aware that depending on the materiality of the change in the terms of the offer, a public announcement by issuing a press release through PR Newswire may not by itself satisfy your obligations under Rule 13e-4(e)(3).

Important Reservation of Rights Regarding the Offer, page 30

6. Refer to the first bullet point on page 31. Describe the circumstances in which a holder of Old Notes will be ineligible to participate in the exchange offer. Advise us why you believe that any such eligibility requirements are consistent with Rule 13e-4(f)(8)(i), the all-holders rule.

Withdrawal of Tenders, page 35

7. Revise to include disclosure that note holders have a right to withdraw tendered notes after the expiration of forty business days from the commencement of the tender offer if not yet accepted for exchange. See Rule 13e-4(f)(2)(ii).

Purchase of New Notes By Us at the Option of the Holder, page 46

8. On a supplemental basis, please confirm that you will comply with the applicable tender offer rules with respect to the repurchase of notes at the option of the holder as discussed in this section and the section entitled "Fundamental Change Permits Holders to Require us to Purchase New Notes."

Certain United States Federal Income Tax Consequences, page 59

9. Given that significant doubt exists as to the particular tax consequences of the exchange, please provide an explanation of the degree of the uncertainty, to the extent possible.

Where You Can Find More Information, page 68

10. Despite your attempt to incorporate by reference any future filings made with the Commission until the offer expires, Schedule TO does not permit such "forward" incorporation by reference. If the information provided to note holders in the Offer to Exchange materially changes, you are under an obligation to amend the Schedule TO to update it and to disseminate the new information to note holders in a manner reasonably calculated to inform them about the change. Please revise the disclosure accordingly.

Exhibit (a)(1)(ii) - Letter of Transmittal

11. We reference the language requiring note holders to acknowledge that they have "read" and "reviewed" the offer document and the letter of transmittal. We believe it is not appropriate to require note holders to attest to the fact that they "read" or "reviewed" the terms of the offer as such language effectively operates as a waiver of liability. Please provide a statement in your next amendment that expressly rescinds this language.

Exhibit (a)(5)(i) - Press Release dated November 3, 2004

12. We note the company`s reference to forward-looking statements
"within the meaning of federal law" at the end of the press release. We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See
Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. Please do not refer to the safe harbor provisions, either directly or indirectly, in any future press releases or other communications relating to this tender offer.

Closing Information

      Please amend your filing promptly to comply with our comments. If you do not agree with a comment, then tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to note holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Direct any questions to me at (202) 942-1797. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.


								Sincerely,


								Michele M. Anderson
								Special Counsel
								Office of Mergers and
								Acquisitions